August 8, 2016

ROGER SCHWALL, Assistant Director

United States Securities and Exchange Commission

Office of Natural Resources

Washington D. C. 20549

Re:

     Sauer Energy, Inc. (SENY”)

Registration Statement on Form S-1

Filed July 15, 2016

File No. 333-212536

Dear Mr. Schwall,

We are in receipt of the staff’s comment letter of August 4, 2016 (the “Comment Letter”).  Immediately following this letter, we are filing our S-1/A-1 in response to the Staff’s comments. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  The other changes in the amendment involve updating.

1.

General:  Beaufort Capital Partners, PLLC, completed the sale of SENY shares obtained under the Equity Purchase Agreement dated December 21, 2015, on July 6, 2016.  We have included this information on page 16.

2.

Exhibits:  The date on Exhibit 23.1 was a typo and has been corrected in the amendment.

Thank you in advance for the care and attention given to our filing.  We hope we have addressed your concerns adequately.

Very truly yours,

//s//

Dieter R. Sauer, Jr.

President and CEO

1620 Emerson Avenue      Oxnard, CA 93033-1845

+1 888.829.8748      info@SauerEnergy.com      www.SauerEnergy.com